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                                             November 21, 2003

Via Fedex Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

                  Re: Request to Withdraw Registration Statement on Form S-3 (File No. 333-66748)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request on behalf of our client, Take-Two Interactive Software, Inc., a Delaware corporation (the "Company"), an order granting the immediate withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-66748) together with all amendments thereof and exhibits thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 3, 2001 and an amendment was filed on September 24, 2001.

         The Company has advised us that it has determined at this time not to pursue the offering contemplated by the Registration Statement. Because the Company will not proceed with the proposed offering, it believes that withdrawal of the Registration Statement is appropriate.

         On behalf of the Company, we confirm that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed public offering has been discontinued.

         On behalf of the Company, we request that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-3 in the following manner:
"Withdrawn upon request of the Registrant, the Commission consenting thereto."

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Securities and Exchange Commission
Division of Corporation Finance
Page 2

         The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (212) 735-8680.



                                             Sincerely,


                                             Robert H. Cohen



cc:      Kenneth Selterman, Esq.